SE

20003795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-02142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M&T Plaza
(No. and Street)

Buffalo	New York	14203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor (716-849-1470)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

369 Franklin Street	Buffalo	New York	14202
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Pictor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Co., Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEAN M. TORIONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and Supplementary Schedules
As of December 31, 2019

Filed in accordance with Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT.

TRUBEE, COLLINS & CO., INC.

CONTENTS

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors
Trubee, Collins & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Trubee, Collins & Co., Inc. (the Company) as of December 31, 2019 and 2018, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2019 and 2018 in accordance with accounting principles generally accepted in the United States of America.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases of longer than one year, and adopted Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842), effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2004.

February 7, 2020

Statements of Financial Condition

December 31,	2019	2018
Assets		
Cash and cash equivalents	$ 485,704	$ 498,025
Certificates of deposit	229,884	201,229
Receivables from brokers and dealers	105,680	126,891
Property and equipment, net (Note 3)	13,183	23,318
Right of use asset (Note 4)	239,400	-
Prepaid expenses and other	80,422	81,960
Deposit with clearing organization	50,000	50,000
	$ 1,204,273	$ 981,423
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 383,561	$ 412,111
Lease liability (Note 4)	239,400	-
Liabilities subordinated to claims of general creditors (Note 5)	26,000	26,000
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	10,216	10,216
Additional paid-in capital	418,056	418,056
Retained earnings	246,990	234,990
Treasury stock - 2,875 shares at cost	(119,950)	(119,950)
	555,312	543,312
	$ 1,204,273	$ 981,423

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee, Collins & Co., Inc. (the Company) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

Revenue from Contracts with Customers:

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment advisory fees
The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customer's activities are known, which are usually monthly or quarterly.

Commissions
The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees (12b-1 fees) from mutual funds
The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Principal transactions
For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments, and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Other

Other income primarily consists of insurance commissions. The Company acts as a broker in the sale of life/annuity insurance policies to its customers. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active, on a monthly or annual basis. The Company believes that its performance obligation is the sale of new policies and as such is fulfilled at the date of issuance. Any initial up-front (first year) commissions are known fixed amounts and are recognized at the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, the cancellation of a policy prior to a certain period or the determination of a policy asset value at a particular point in time that cannot be determined in advance). In addition, the uncertainty of these variable recurring amounts is dependent on the value of assets at future points in time and is influenced by market conditions.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 7, 2020 (the date the financial statements were available to be issued).

Cash and Cash Equivalents:

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Certificates of Deposit:

Certificates of deposit are with banks and have original maturities of between one and two years.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Investments:

When they exist, the Company's investments in marketable securities are classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published quotations in active markets. Unrealized gains and losses are included in earnings.

The Company's investments also may include not readily marketable securities carried at estimated fair value.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications:

The 2018 financial statements have been reclassified to conform with the presentation adopted in 2019.

2. New Accounting Standards:

In February 2016, the FASB issued ASU 2016-02, *Leases*, that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset (ROU), representing the right to use the underlying asset for the lease term, and a lease liability, representing the present value of future lease payments. This ASU was adopted as of January 1, 2019 using the cumulative effect method. As of December 31, 2019, ROU assets and lease liabilities of $239,400 were recognized for office and equipment leases; prior year financial statements were not recast under the new method. The standard did not impact the Company's statements of income or changes in stockholders' equity. Refer to Note 4 for additional information and pertinent disclosures.

Other recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

3. Property and Equipment:

	2019	2018
Furniture and equipment	$ 220,022	$ 220,022
Less accumulated depreciation	206,839	196,704
	$ 13,183	$ 23,318

4. Leases:

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. At inception, any new additional operating lease liabilities and corresponding ROU assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability at transition was calculated using an incremental borrowing rate of 5%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the transition date. As of December 31, 2019, the Company recognized an operating ROU asset and lease liability of $239,400 (the amounts as of January 1, 2019 were $351,000).

When applicable and as permitted by ASC 842, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company's calculation of its lease liability and ROU asset. Furthermore, as permitted by ASC 842, the Company elected to apply the package of practical expedients, which allows companies not to reassess: (a) whether its expired or existing contracts are or contain leases, (b) the lease classification for any expired or existing leases, and (c) initial direct costs for any existing leases.

The following is a summary of the Company's maturity of operating lease liabilities:

2020	$ 121,200
2021	121,200
2022	10,000
Total lease payments	252,400
Less interest	13,000
Total lease liability	$ 239,400

5. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond for $26,000 to a related party, with a contractual maturity date of December 31, 2021.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 7).

6. Income Taxes:

Deferred income taxes on the statements of financial condition at December 31, 2019 and 2018 consist of the following included within accounts payable and accrued expenses:

	2019	2018
Liabilities	$ **(14,300)**	$ (14,300)

7. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019 and 2018, the Company has net capital of $486,971 and $462,880, which was $236,971 and $212,880 in excess of its required capital of $250,000.

The Company's aggregate indebtedness to net capital ratio was .79 to 1 and .89 to 1 at December 31, 2019 and 2018.

8. Contingencies:

The Company is sometimes subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2019.

9. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

10. Stockholder Agreement:

Under the terms of an agreement with its stockholders, the Company has the option to purchase the shares held by that stockholder in the event of termination or death. If the Company's option is not exercised, the remaining stockholders must purchase the shares.

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Net capital:		
Total stockholders' equity	$	555,312
Additions:		
Allowable subordinated liabilities		26,000
Total available capital		581,312
Deductions:		
Non-allowable assets:		
Equipment, less accumulated depreciation		13,183
Investments not readily marketable		-
Prepaid expenses and other		80,422
		93,605
Tentative net capital		487,707
Haircuts:		
Equities		-
Money market funds		-
U.S. Government Agencies / other certificates of deposit		736
		736
Net capital	$	486,971
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	383,561
Computation of net capital requirement:		
Net capital	$	486,971
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)		250,000
Excess net capital	$	236,971
Aggregate debt to net capital (allowable 15 to 1)		**.79 to 1**

Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Net capital, as reported in Company's Part II (unaudited) focus report	$	486,971
Adjustments made subsequent to preparation of focus report:		
None		-
Net capital per above	$	486,971